CHINA DIGITAL MEDIA CORPORATION
2505-06, 25/F, Stelux House, 698 Prince Edward Road East,
Kowloon, Hong Kong
******

October 9, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:  Larry Spirgel Esq.
          Assistant Director

Re: China Digital Media Corporation
                              Form 10-KSB/A for Fiscal Year Ended December 31, 2005
                              Filed February 28, 2006
                              Form 10-QSB for Fiscal Quarter Ended June 30, 2006
                              File Number: 0-30212

Ladies and Gentlemen:

    Thank you for your comment letter dated September 26, 2006 (the "Comment Letter") with respect to the above-captioned annual report and quarterly report. We would like to submit our responses hereto to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB/A for Fiscal Year Ended December 31, 2005
Summary of Significant Accounting Policies and Organization (M) Revenue Recognition, page 32

1.
We note in your response to comment 1 that you applied the one-time “volume discount” of $1,794,000 to reduce what you owed to the vendor of the set-top-boxes. Since this represents a reduction in the cost of previously acquired equipment, and is not a payment for assets or services delivered to the vendor, it is unclear to us why you did not record it as a reduction in the carrying value of property and equipment. Please revise or advise us further.

CDMC response:-

As stated in our previous response, the one time volume discount was independently negotiated on August 19, 2005. At that time, the Company had reached a significant milestone of 100,000 units ordered through the supplier. We do not consider that the one time volume discount given by the supplier was a payment for the reduction to the cost of the assets or equipment previously acquired, but rather a one time payment to the Company to induce the Company to continue procuring its STB from this particular supplier. The “receipt” of the one time “volume discount” through a reduction of what we then owed to the vendor was only a convenience for both parties to set off the amounts owed between the parties.

Additionally, we find that the description of this income as “Volume discount received” in the financial statements was, although considered appropriate at the time, but with hindsight, may not be as perfect a description, as it implies a payment against previous purchases, which it is not.

We had used this supplier from a list of several suppliers. When we purchased the STB from the supplier, the price of the STB was fixed in accordance with agreements between the parties. There were no arrangements between the supplier and us for the provision of the discount nor were there any indication that the price paid for the STB prior to August 19, 2005 by us would be reduced by a discount or other rewards or payments.

In the circumstances, we considered that recognizing the one time volume discount as an income at the time of receipt is appropriate.

Form 10-QSB for Fiscal Quarter Ended June 30, 2006
Statement of Operations, page 4

2.
If the captions “cost of revenue” and “gross profit” exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB11:B, revise your presentation in future filings to either reclassify the applicable depreciation to “cost of revenue” or remove the caption “gross profit” and indicate the amount of applicable depreciation and amortization that is excluded from “cost of revenue”.

CDMC response:-

Your comment on the presentation of our Statements of Operations is noted, and accordingly in future filings we will reclassify depreciation and amortization for property and equipment directly attributed to the generation of revenue under “cost of revenue”.

Statement of Cash Flows, page 5

3.
Please explain to us in detail what the $4,514,200 increase in accounts payable between December 31, 2005 and June 30, 2006 relates to and tell us when you paid, in cash, the $4,858,352 for the purpose of property and equipment.

CDMC response:-

The increase of $4.5 million in accounts payable can be analyzed as follows:

a.
According to the migration schedule of cable TV in Nanhai, we have speed up the process in the second quarter of 2006, hence more STBs and CA cards have been purchased. During the first half of 2006, about 87,000 units of STB and over 111,000 units of CA card have been purchased from the vendors. Hence, payments due to the vendors were increased by approximately RMB45 million (approximately $5.6 million). According to the payment schedule, 20% has to be made upon delivery of the order; 30% upon 3 months thereafter; 30% 2 months thereafter and the remaining 20% in the following 2 months, resulting that about RMB13 million (approximately $1.6 million) payments had been made in the first half of 2006. Accordingly, the net increase in accounts payable due to the Vendor was approximately RMB32 million, or approximately US$4 million.

b.
According to the contract between Guangdong M-Rider Media Co. Ltd. (“M-Rider”), a subsidiary of the Company, and Guangdong Southern International Media Advertising Co. Ltd. (“GSIMA”) dated December 5, 2005, M-Rider is obligated to pay sub-contracting fee of RMB51.2 million to GSIMA by installments. As at the end of June 2006, RMB4.27 million or approximately US$ 0.5 million accrual has been booked and has been fully paid in the third quarter.

Regarding the purchase of equipment of $4,858,352, according to the payment schedule as described in (a) above, 20% of which was made upon delivery of the order in April and May of this year. The remaining payments will be paid in the subsequent quarters.

Management’s Discussion and Analysis or Plan of Operation, page 11
Results of Operations, page 14

4.
We note your statement in the 1st paragraph on page 14 “Although the joint venture in Guiyang has just commenced in operation from May of 2006, the company has made a contribution of $117,842 of revenue to the advertising revenue segment.” Please tell us whether this statement is referring to the joint venture Guishi Huaguang that you discuss at the bottom of page 7. If so, explain to us why it is appropriate to recognize revenue from a joint venture that you account for under the equity method. Otherwise, please tell us and disclose in future filings the details of this joint venture in Guiyang.

CDMC response:-

As disclosed in Form 8-K dated February 22, 2006, Guangdong HuaGuang, the Company’s 90% VIE, entered into two separate joint venture agreements with Guizhou Television Station of China for a term of 20 years. Guizhou Guishi Digimedia Advertising Company Limited (“Guishi Digimedia”), a 51% subsidiary of Guangdong HuaGuang, will serve as the exclusive advertising agent to manage the TV commercials. Guizhou Guishi Huaguang Media Company Limited (“Guishi Huaguang”), a 49% subsidiary of Guangdong HuaGuang, will be responsible for sourcing and production of contents, as well as schedule planning.

Guizhou Digimedia, which has made a contribution of $117,842 of revenue to the advertising revenue segment, was consolidated in the financial statements as at June 30, 2006. Guizhou Huaguang was equity accounted for and disclosed in Note 2 (Investment in Affiliate) of the Company’s consolidated financial statements as at June 30, 2006.

General - Earnings per share

5.	In future quarterly filings, please include the disclosures required by paragraph 40 and 41 of SFAS 128.

CDMC response:-

The Company will comply with the disclosure requirements in future quarterly filings as stated under paragraph 40 and 41 of SFAS 128.

6.
We note from page 2 of Exhibit 10 of your 8-K filed on November 11, 2005 that the holders of your Series A Preferred Stock are entitled to receive dividends with the holders of the Common Stock on an as converted basis. As such, please confirm for us that you will calculate basic earnings per share using the two-class method in your future quarterly and annual filings. Refer to Issue 7 and Example G of EITF 03-6 for guidance.

CDMC response:-

The Company will calculate basic earnings per share using the two-class method in future filings in accordance to the requirements under EITF 03-6, if so applicable.

We hope you will find the above explanations useful in your review. Please let us know if you have further questions.

Sincerely,

/s/ Daniel Ng
Daniel Ng
President and CEO